UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November, 2021

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐     No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐     No    ☒

 Results for the quarter and nine-month period
 ended on September 30, 2021
Central Puerto: 3Q2021

Buenos Aires, November 9 - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), one of the largest private sector power generation companies in Argentina, reports its consolidated financial results for the Third Quarter 2021 (“Third Quarter” or “3Q2021”, and “nine-months period” or “9M2021”, respectively), ended on September 30, 2021.

A conference call to discuss the results of the Third Quarter 2021 will be held on November 10, 2021, at 10:00 AM Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the quarter and nine-month period ended on September 30, 2021, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter ended on September 30, 2021, are not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter ended on September 30, 2021, and the notes thereto, which will be available on the Company’s website.

A. 3Q2021 Highlights

COD Terminal 6

On Agust 15, 2021, we finally reach the commercial operation of Terminal 6 steam turbine which commenced operation as a combined cycle and started to sell energy under the signed PPA. Additionally, after the fine tuning of the steam pipe, the steam supply contract started on October 31, 2021.

Due to strong impact of COVID-19 and the related restrictions, we suffered a delay of 53 days in reaching the commercial operation date set in the PPA. On August 23, 2021, CAMMESA informed that a penalty of USD 4.4 million would apply for the delay of 53 days. The Company rejected it and sent all the evidence of the COVID-19 extraordinary Impact to the Secretary of Energy and CAMMESA to reverse such penalty.

Resolution No. 1037/2021

On November 2, 2021, Resolution No. 1037/2021 was published in the Official Gazette whereby the Secretariat of Energy, upon verifying a state of high energy supply requirement by Brazil due to the drought in the area, created an export account where the income margins coming from the electric energy exports will be accumulated. The aim is to finance energy infrastructure projects.

In addition, it was informed that an additional and transitory recognition will be established in the generating agent´s remuneration included in Resolution 440, that will cover economic transactions between September 1, 2021, and February 28, 2022, and will be defined by that Secretariat through future regulatory instructions, not published yet.

Sustainability Report

The Company published its third sustainability report where the economic, social, and environmental management and actions taken during 2020 are described. The document is based on the IIRC guidelines, in accordance with the Global Reporting Initiative (GRI) Standards and following the materials indicators and Principles of the United Nations Global Compact.

Guarantee release for La Castellana II and La Genoveva II.

On September 3, 2021, Vientos La Genoveva II S.A.U and CPR Energy Solutions S.A.U. met all the requirements and conditions required in the financing documents to accomplish the project's completion date. As a result, the corporate guarantee granted by Central Puerto to each project was released.

B. Market Overview

The table below sets forth key market data for 3Q2021, compared to 2Q2021 and 3Q2020, and 9M2021, compared to 9M2020:

	3Q2021	2Q2021	3Q2020	Variation %	9M2021	9M2020	Variation %
Installed capacity (MW; EoP1)	42,589	42,453	41,164	3%	42,589	41,164	3%
Thermal (MW)	25,327	25,295	24,841	2%	25,327	24,841	2%
Hydro (MW)	10,834	10,834	10,834	0%	10,834	10,834	0%
Nuclear (MW)	1,755	1,755	1,755	0%	1,755	1,755	0%
Renewable (MW)	4,673	4,569	3,734	25%	4,673	3,734	25%
Installed capacity (%)	100%	100%	100%	N/A	100%	100%	N/A
Thermal	59%	60%	60%	(1 p.p.)	59%	60%	(1 p.p.)
Hydro	25%	26%	26%	(1 p.p.)	25%	26%	(1 p.p.)
Nuclear	4%	4%	4%	0 p.p.	4%	4%	0 p.p.
Renewable	11%	11%	9%	2 p.p.	11%	9%	2 p.p.

Energy Generation (GWh)	37,058	33,872	33,518	11%	106,263	99,044	7%
Thermal (GWh)	23,824	22,255	19,192	24%	68,873	59,627	16%
Hydro (GWh)	5,669	5,314	8,514	(33%)	17,660	22,716	(22%)
Nuclear (GWh)	2,943	2,311	2,508	17%	7,171	7,947	(10%)
Renewable (GWh)	4,622	3,992	3,305	40%	12,558	8,754	43%
Energy Generation (%)	100%	100%	100%	N/A	100%	100%	N/A
Thermal	64%	66%	57%	7 p.p.	65%	60%	5 p.p.
Hydro	15%	16%	25%	(10 p.p.)	17%	23%	(6 p.p.)
Nuclear	8%	7%	7%	0 p.p.	7%	8%	(1 p.p.)
Renewable	12%	12%	10%	3 p.p.	12%	9%	3 p.p.

Energy Demand (GWh)	34,446	32,851	32,957	5%	100,374	95,875	5%
Residential	16,304	14,982	16,481	(1%)	46,022	46,002	0%
Commercial	8,961	8,770	8,581	4%	27,027	26,167	3%
Great Demand Residential/Commercial	9,180	9,099	7,895	16%	27,326	23,706	15%
Energy Demand (%)	100%	100%	100%	N/A	100%	100%	N/A
Residential	47%	46%	50%	(3 p.p.)	46%	48%	(2 p.p.)
Commercial	26%	27%	26%	0 p.p.	27%	27%	0 p.p.
Great Demand Residential/Commercial	27%	28%	24%	3 p.p.	27%	25%	2 p.p.
Source: CAMMESA; company data.
1 EoP refers to “End of Period”.

Installed Capacity: In 3Q2021, the installed capacity reached 42,589 MW, compared to 41,164 MW in 3Q2020, resulting in a 3% increase. The installed capacity from thermal´s sources increased 2% from 24,841 MW in 3Q2020 to 25,327 MW in 3Q2021, while renewable´s capacity rise 25% to 4,673 MW in 3Q2021 compared to 3,734 MW of 3Q2020.

Between 3Q2021 and 3Q2020, almost 1,425 MW commenced operations and increase the system´s capacity. For thermal sources, nearly 837 MW are related to new combined cycles, partially offset by a decrease of 347 MW from gas turbines and 4 MW of diesel motors. There were no new projects for hydro or nuclear machines in this period. As for renewables, 939 MW were added to the system, where the two main sources were wind (787 MW) and solar (101 MW), among others.

During 3Q2021, there were 118.3 MW that reached COD, where almost 100 MW are represented by the Guañizuil solar project under the Renovar 2 framework, located in San Juan.

As of 3Q2021, the installed capacity is divided in 59% thermal (decreasing 1 percentage point from 3Q2020), 25% hydro (decreasing 1 percentage point from 3Q2020), 4% nuclear and 11% renewable (increasing 2 percentage point from 3Q2020). During September 2021, renewable energy reached the 14.2% of the installed capacity, the highest value in a month.

Generation: In 3Q2021, energy generation increased 11% to 37,058 GWh, compared to 33,518 GWh in the 3Q2020, mainly due to: (i) a 24% increase in thermal, (ii) a 17% increase in nuclear, (iii) a 40% increase in renewable, partially offset by: (i) a decrease of 33% in hydro.

Overall improvement was due to a higher demand and more exports. Thermal´s rise was due to the new capacity installed in the period. In case of generation from nuclear´ s source, the increase was based in a greater production from Atucha I and II. In contrast, the drop in the hydro´s generation is related to the droughts that the region has experienced in past months and consequently, to the river´s lower flows which impacted the generation.

During 3Q2021, the main sources of energy generation continued to be thermal and hydro, with a share of 64% and 15%, respectively. Likewise, thermal generation increased 7 percentage points while hydro decreased 10 percentage points compared to the same quarter of 2020, as stated above. Meanwhile, renewables continued to grow and represented 12%, 3 percentage points more than 3Q2020.

In the 9M2021, energy generation increased 7% to 106,263 GWh, compared to 99,044 GWh in the 9M2020, mainly due to: (i) a 16% increase in thermal, (ii) a 43% increase in renewable, partially offset by: (i) a decrease of 22% in hydro and (ii) a 10% decrease in nuclear.

Demand: In 3Q2021, energy demand increased 5% up to 34,446 GWh, compared to 32,957 GWh in the 3Q2020 where: (i) great demand residential/commercial rise 16% and (ii) commercial grew 4%. This was partially offset by a 1% decreased in residential.

The increase in commercial and great demand´s segment in 3Q2021 is attributable to the recovery of the economic activity (particularly metallurgical, construction and automotive sectors) and lower restrictions imposed by the government compared to the same period of the previous year, while the variation in residential´s use was related to temperature. This same trend can be observed in the 9M2021, where demand grew 5% to 100,374 GWh compared to 95,875 GWh of the same period in 2020.

As of 3Q2021 and in terms of demand structure, 47% is represented by residential users, 26% by commercial activity and the remaining 27% is related to great demand residential/commercial (increasing 3 percentage point from 3Q2020, as explained above) In the 9M2021, the composition remained stable with 46% for residential, 25% for commercial and 27% linked to great demand residential/commercial.

C. Central Puerto S.A.: Main operating metrics

The table below sets forth key operating metrics for 3Q2021, compared to 2Q2021 and 3Q2020, and 9M2021, compared to 9M2020:

Key Metrics	3Q2021	2Q2021	3Q2020	Var % (3Q/3Q)	9M2021	9M2020	Var% (9M/9M)
Continuing Operations
Energy Generation (GWh)	3,440	3,740	3,902	(12%)	10,664	10,515	1%
-Electric Energy Generation- Thermal	2,493	2,447	2,480	1%	7,455	6,905	8%
-Electric Energy Generation – Hydro	509	899	1,091	(53%)	2,027	2,680	(24%)
-Electric Energy Generation – Wind	438	394	331	32%	1,182	930	27%
Installed capacity (MW; EoP1)	4,709	4,709	4,366	8%	4,709	4,366	8%
-Installed capacity -Thermal (MW)	2,895	2,895	2,589	12%	2,895	2,589	12%
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%	1,441	1,441	0%
-Installed capacity - Wind (MW)	374	374	336	11%	374	336	11%
Availability - Thermal2	90%	90%	89%	1 p.p.	90%	87%	3 p.p.
Steam production (thousand Tons)	299	287	289	4%	849	817	4%
Source: CAMMESA; company data.
1 EoP refers to “End of Period”.
2 Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

In the 3Q2021, energy generation decreased 12% to 3,440 GWh, compared to 3,902 GWh in the 3Q2020. As a reference, domestic energy generation grew 11% for the 3Q2021, compared to the same period of 2020, according to data from CAMMESA. It is important to highlight that 3Q2020 was partially impacted by quarantine´s measures established by the government due to the Covid-19 crisis.

Decrease in the energy generated by Central Puerto was due to:

a)
a 53% decrease in energy generation form the hydro plant Piedra del Águila due to lower water inflow in the Limay and Collón Curá river and an extraordinary dispatch during May 2021, which affected its reservoir levels.

This was partially offset by:

b)
an increase of 1% in the electricity generation from thermal units due to Terminal 6´s production, which was partially offset by lower generation from Puerto´s combined cycle and some steam turbines.

c)
32% increase in energy generation from renewable units, mainly due to the operation of La Genoveva I (88 MW). On November 21, 2020, the wind farm obtained full COD for its capacity. Previously it had two partial commissioning on September 11 and October 30, 2020, for 50.4 MW and 33.6 MW, respectively.

During 3Q2021, machine availability for thermal units reached 90%, compared to 89% in the same period of 2020, due to certain small failures in Puerto´s combined cycle and the unavailability for some steam turbines. As a reference, the market average availability for thermal units for the same period was 82%, according to data from CAMMESA.

Steam production increased 4%, totaling 298,997 tons produced during 3Q2021, compared to 288,519 tons during the 3Q2020, due to good performance of Lujan de Cuyo´s cogeneration plant.

In the 9M2021, energy generation increased 1% to 10,664 GWh, compared to 10,515 GWh for the same period in 2020. As a reference, domestic energy generation increased 7% during the 9M2021, compared to the 9M2020, according to data from CAMMESA.

Increase in the energy generated by Central Puerto was due to:

a)
an increase of 8% in the electricity generation from thermal units due to Terminal 6´s generation, the recovery to average production of the Siemens branded combined cycle of the Luján de Cuyo plant due to a failure during 2Q2020 in its main transformer and higher generation from the steam turbines.

b)
 27% increase in energy generation from renewable units, which was mainly due to the operation during the full period of La Genoveva I (88 MW), Manque (57 MW) and Los Olivos (22.8MW)

This was partially offset by:

a)
a 24% decrease in energy generation form the hydro plant Piedra del Águila due to lower waterflow in the Limay and Collón Curá rivers and the higher dispatch explained above.
During 9M2021, machine availability for thermal units reached 90%, compared to 87% in the same period of 2020, due to certain small failures in Puerto´s combined cycle and the unavailability for some steam turbines. As mentioned before, availability in 9M2020 was strongly impacted by the failure of the Siemen´s combined cycle in Lujan de Cuyo. As a reference, the market average availability for thermal units for the same period was 82%, according to data from CAMMESA.

Steam production increased 4%, totaling 848,512 tons produced during 9M2021, compared to 817,452 tons during the 9M2020, due to Lujan de Cuyo cogeneration´s good performance.

D. Financials

Main financial magnitudes of continuing operations

	3Q2021	2Q2021	3Q2020	Var % (3Q/3Q)	9M 2021	9M 2020	Var % (9M/9M)
		Unaudited1	Unaudited, subject to limited review according to rule ISRE 2410		Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
Revenues	13,297	13,392	13,843	(4%)	39,013	39,481	(1%)
Cost of sales	(6,935)	(7,346)	(5,515)	26%	(20,575)	(16,807)	22%
Gross profit	6,362	6,046	8,329	(24%)	18,438	22,674	(19%)
Administrative and selling expenses	(1,145)	(820)	(915)	25%	(2,928)	(2,896)	1%
Operating income before other operating results	5,217	5,226	7,414	(30%)	15,511	19,778	(22%)
Other operating results, net	434	(2,647)	2,472	(82%)	2,135	11,507	(81%)
Operating income	5,651	2,579	9,886	(43%)	17,646	31,285	(44%)
Depreciations and Amortizations	2,329	2,508	1,827	28%	7,157	5,838	23%
Adjusted EBITDA	7,980	5,087	11,712	(32%)	24,803	37,123	(33%)
Includes, among others, the following concepts:
● Foreign Exchange Difference and interests related to FONI trade receivables	1,488	1,812	2,153	(31%)	7,094	11,812	(40%)
	-	(4,260)	-	N/A	(4,260)	(2,055)	107%
Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant, and equipment	6,492	7,535	9,560	(32%)	21,970	27,365	(20%)
NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate refers to the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for each period.
See “Disclaimer-Adjusted EBITDA” below for further information.

Adjusted EBITDA Reconciliation
Million Ps.	3Q2021	2Q2021	3Q2020	Var % (3Q/3Q)	9M 2021	9M 2020	Var % (9M/9M)
		Unaudited2	Unaudited, subject to limited review according to rule ISRE 2410		Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
Consolidated net income (loss) for the period	2,689	(4,863)	3,487	(23%)	(1,359)	8,735	(116%)
Loss on net monetary position	220	(29)	(491)	(145%)	(29)	(1,288)	(98%)
Financial expenses	2,103	3,140	6,742	(69%)	13,745	22,328	(38%)
Financial income	(264)	172	(1,413)	(81%)	(604)	(3,928)	(85%)
Share of the profit of an associate	(164)	440	(155)	6%	601	(102)	(688%)
Income tax expenses	1,068	3,678	1,716	(38%)	5,292	5,541	(4%)
Depreciation and amortization	2,329	2,508	1,827	28%	7,157	5,838	23%
Adjusted EBITDA	7,980	5,087	11,713	(32%)	24,803	37,123	(33%)
1. Includes, among others, the following concepts:
● Foreign Exchange Difference and interests related to FONI trade receivables	1,488	1,812	2,153	(31%)	7,094	11,812	(40%)
● Impairment on property, plant, and equipment	-	(4,260)	-	N/A	(4,260)	(2,055)	107%
Adjusted EBITDA excluding Foreign Exchange Difference and interests related to FONI trade receivables and Impairment on property, plant, and equipment	6,492	7,535	9,560	(32%)	21,969	27,365	(20%)

Key Macroeconomic Figures
	3Q2021	2Q2021	3Q2020	Var % (3Q/3Q)	9M 2021	9M 2020	Var % (9M/9M)
Depreciation	3.11%	3.77%	8.03%	(61%)	27.35%	16.58%	(39%)
Inflation	9.27%	10.98%	7.58%	22%	36.93%	22.09%	67%

In the 3Q2021, the argentine peso depreciated 3.11%, compared to 8.03% during the 3Q2020 while in the 9M2021, the argentine peso depreciated 16.58%, compared to 27.35% during the 9M2020.

3Q 2021 Results Analysis

Revenues decreased to Ps. 13.3 billion in the 3Q2021, as compared to Ps. 13.8 billion in the 3Q2020. This 4% decrease was mainly due to:

(i)
a 6% decrease in sales under contracts which totaled Ps. 6.3 billion in the 3Q2021 as compared to 6.6 billion in the 3Q2020, due to a higher inflation´s adjustment over the peso´s depreciation in the period despite a higher generation due to Terminal 6 and La Genoveva I.
(ii)
an 8% drop in the Steam Sales, which totaled Ps. 0.5 billion in the 3Q2021 compared to the same period of 2020 due to the same reason stated above and despite a 4% production´s increase.

Operating income before other operating results, net, was Ps. 5.2 billion, compared to Ps. 7.4 billion in the 3Q2020. This 30% decrease was due to:

(i)
26% increase in the costs of sales that totaled Ps. 6.9 billion, compared to Ps. 5.5 billion in the 3Q2020, primarily driven by: (i) a 45% or 0.6 billion increase in purchases of materials and spare parts which totaled Ps. 1.8 billion during the 3Q2021 and (ii) a 20% or 0.9 billion increase in costs of production, which totaled Ps. 5.3 billion in the 3Q2021, mainly due to i) an increase in depreciations, ii) a rise in fees and compensation services and (iii) an increase in materials and spare parts.
(ii)
a 25% increase in administrative and selling expenses that totaled Ps. 1.1 billion in the 3Q2021, as compared to Ps. 0.9 billion in the 3Q2020, mainly due to an increase in fees and compensation services.

Adjusted EBITDA was Ps. 8 billion in the 3Q2021, compared to Ps. 11.7 billion in the 3Q2020. This decrease was mainly due to (i) the above-mentioned variations, (ii) a 38% decrease in foreign exchange difference on operating assets, mainly related to trade receivables, that generated a Ps. 0.9 billion gain during the 3Q2021, compared to Ps. 1.5 billion of 3Q2020 due to a lower depreciation of the Argentine peso in the quarter and lower trade receivables balances. Furthermore, the negative result of 1.2 billion for provision´s charges which also impacted the Adjusted EBITDA.

This was partially offset by a 28% increase in depreciations and amortizations that totaled Ps. 2.3 billion during the 3Q2021, as compared to Ps. 1.8 billion during the 3Q2020.

As a result, Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment was Ps. 6.5 billion in the 3Q2021, compared to Ps. 9.6 billion in 3Q2020.

Consolidated net income was Ps. 2.69 billion and net income for shareholder was Ps. 2.66 billion or Ps. 1.77 per share or Ps. 17.68 per ADR, in the 3Q2021, compared to a Consolidated net income of Ps. 3.49 billion and net income for shareholder of Ps. 3.46 billion, respectively, or Ps. 2.30 per share or Ps. 23.02 per ADR, in the 3Q2020. In addition to the above-mentioned factors, net income was negatively impacted by:

(i)
lower financial income that amounted to Ps. 0.3 billion in the 3Q2021, compared to Ps. 1.4 billion in the 3Q2020, mainly due to a Ps. 1.2 billion reduction of net gains on financial assets at fair value the quarter.
and positively impacted by:

(ii)
lower financial expenses which amounted to Ps. 2.1 billion during the 3Q2021, compared to Ps. 6.7 billion in the 2Q2020 as there were less foreign exchange difference, which decreased Ps. 3.9 billion, mainly due to a lower depreciation of the argentine peso during the quarter and a lower debt balance denominated in USD.
Additionally, the share of profit of associates was a Ps. 0.16 billion gain during the 3Q2021 compared to a gain of Ps. 0.15 billion in the 3Q2020.

FONI collections totaled Ps. 3.2 billion in the 2Q2021, -including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant, compared to Ps. 2.1 billion of 3Q2020. The amounts are being collected on time and according to the signed contract.

9M 2021 Results Analysis

Revenues were Ps. 39 billion in the 9M2021, as compared to Ps. 39.5 billion in the 9M2020. This 1% decrease was mainly due to:

(i)
a 2% decrease in Spot Sales/Energia Base (Revenues from Resolution 440, 1, SEE 19, SGE 70 and amendments) which totaled Ps. 18.1 billion in the 9M2021 as compared to 18.5 billion in the 9M2020, mainly due to the decrease in energy generation form the hydro plant Piedra del Águila. This was partially compensated by a higher thermal generation as described before.
partially offset by:

(ii)
a 7% increase in the Steam Sales, which totaled Ps. 1.2 billion in the 9M2021, compared to Ps. 1.1 billion in the 9M2020, as the steam production increased 4% in the period.
Operating income before other operating results, net, was Ps. 15.5 billion, compared to Ps. 19.8 billion in the 9M2020. This 22% decrease was due to:

(i)
22% increase in the costs of sales that totaled Ps. 20.6 billion, compared to Ps. 16.8 billion in the 9M2020, primarily driven by: (i) a 28% or 1 billion increase in purchases of materials and spare parts which totaled Ps. 4.5 billion during the 9M2021 and (ii) a 19% or 2.6 billion increase in costs of production, which totaled Ps. 16.3 billion in the 9M2021, mainly due to i) an increase in depreciations ii) a rise in maintenance expenses and (iii) to a lesser extent due to an increase in materials and spare parts.
(ii)
a 1% increase in administrative and selling expenses that totaled Ps. 2.92 billion in the 9M2021, as compared to Ps. 2.89 billion in the 9M2020, mainly because a Ps. 0.3 billion increase in fees and compensation services.
Adjusted EBITDA was Ps. 24.8 billion in the 9M2021, compared to Ps. 37.1 billion in the 9M2020. This decrease was mainly due to:

(i)
A Ps. 2.2 billion or 107% increase in the item “Impairment of property, plant and equipment and intangible assets”, related to the Brigadier Lopez and Lujan de Cuyo´s plants.
(ii)
a 48% decrease in foreign exchange difference on operating assets, mainly related to trade receivables, that generated a Ps. 5.6 billion gain during the 9M2021, compared to Ps. 10.8 billion during the 9M2020 due to a lower depreciation of the argentine peso during the period and lower trade receivables balances maintained.
(iii)
a 20% decrease in interest from clients which totaled Ps. 2.7 billion during the 9M2021, compared to Ps. 3.3 billion of the 9M2020.
(iv)
a negative result of Ps. 1.2 billion for provision´s charges.
This was partially offset by a 23% increase in depreciations and amortizations that totaled Ps. 7.2 billion during the 9M2021, as compared to Ps. 5.8 billion during the 9M2020.

As a result, Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment was Ps. 22 billion in the 9M2021, compared to Ps. 27.3 billion in 9M2020.

Consolidated net loss was Ps. 1.36 billion and Net loss for shareholder was Ps. 1.42 billion or (Ps. 0.94) per share or (Ps. 9.44) per ADR, in the 9M2021, compared to a Consolidated net Income of Ps. 8.73 billion and Net income for shareholder of Ps. 8.68 billion, respectively, or Ps. 5.77 per share or Ps. 57.66 per ADR, in the 9M2020. In addition to the above-mentioned factors, net income was negatively impacted by:

(i)
lower financial income that amounted to Ps. 0.6 billion in the 9M2021, compared to Ps. 3.9 billion in the 9M2020, mainly due to a Ps. 3.7 billion reduction of net gains on financial assets at fair value the quarter.
and positively impacted by:

(ii)
lower financial expenses which amounted to Ps. 13.7 billion during the 9M2021, compared to Ps. 22.3 billion in the 9M2020 due to less foreign exchange variation, which decreased from Ps. 16.7 billion in 9M2020 to Ps. 9.7 billion for 9M2021, mainly due to a lower debt balance denominated in USD and minor depreciation of the argentine peso.
Additionally, the share of profit of associates was a Ps. 0,6 billion loss during the 9M2021 compared to a gain of Ps. 0,1 billion in the 9M2020, mainly due to lower results from the operations of Ecogas due to lack of tariff adjustments for the natural gas distribution business.

FONI collections totaled Ps. 5.7 billion in the 9M021, -including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant, compared to Ps. 7 billion of 9M2020. The amounts are being collected on time and according to the signed contract.

In the months of January and February 2020, CAMMESA has completed all scheduled payments of principal and interest in accordance with the FONI agreement for Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Manuel Belgrano S.A. (“TMB”).

Financial Situation

As of September 30, 2021, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 0,3 billion, and Other Current Financial Assets of Ps. 17 billion.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Million Ps.		As of September 30, 2021
Cash and cash equivalents (stand-alone)		21
Other financial assets (stand-alone)		3,868
Financial Debt (stand-alone)		(20,454)
Composed of:
Financial Debt (current) (Central Puerto S.A. stand-alone)	(8,369)
Financial Debt (non-current) (Central Puerto S.A. stand-alone)	(12,086)
Subtotal Central Puerto stand-alone Net Debt Position		(16,566)
Cash and cash equivalents of subsidiaries		255
Other financial assets of subsidiaries		12,795
Financial Debt of subsidiaries		(26,228)
Composed of:
Financial Debt of subsidiaries (current)4	(3,045)
Financial Debt of subsidiaries (non-current) 4	(23,183)
Subtotal Subsidiaries Net Debt Position		(13,178)
Consolidated Net Debt Position		(29,744)

Cash Flows of the 9M 2021

Million Ps.	9M 2021 ended on September 30, 2021
Cash and Cash equivalents at the beginning	382
Net cash flows provided by operating activities	16,760
Net cash flows used in investing activities	(4,265)
Net cash flows used in financing activities	(12,559)
Exchange difference and other financial results	81
Loss on net monetary position by cash and cash equivalents	(124)
Cash and Cash equivalents at the end	276

Net cash provided by operating activities was Ps. 16.8 billion during the 9M2021. This cash flow arises from (i) Ps. 18.4 billion from the gross profit obtained during the 9M2021, (ii) Ps. 1.4 billion due to a decrease in the stock of trade receivables, mainly related to the FONI collections, (iii) Ps. 2.6 billion in collection of interests from clients, including the ones from FONI, during the period and (iv) a Ps. 4.3 billion non-cash impairment of property, plant and equipment and intangible assets charge included in the operating income, which was partially offset by (v) a Ps. 5.6 billion non-cash foreign exchange difference on trade receivables, (vi) a Ps. 0.7 billion in net monetary position loss, (vii) a Ps. 4 billion from income tax paid, and (viii) a Ps. 3.3 billion reduction in trade and other payables, other non-financial liabilities and liabilities from employee benefits.

Net cash used in investing activities was Ps. 4.3 billion in 9M2021. This amount was mainly due to (i) Ps. 4.7 billion in payments for the purchase of property, plant, and equipment mainly related to the construction of Terminal 6 thermal project, (ii) Ps. 3 billion losses from the sale of short-term financial assets, net, which was partially offset by (iii) Ps. 3.3 billion obtained in the sale of property, plant, and equipment and (iv) Ps. 0,1 billion in dividends collected.

Net cash used in financing activities was Ps. 12.6 billion in the 9M2021. This amount was mainly the result of Ps. 0.3 billion bank and investment accounts overdrafts paid, net, (ii) Ps. 8.7 billion in loans paid, mainly related to the loans received for the expansion projects, and (iii) Ps. 3.5 billion in interest and financial expenses paid, mainly related to those loans.

1 2Q2021 figures are stated in the measuring unit current as of September 30, 2021, calculated as the results for the 9M2021 minus the 1H2021, measure in such unit.
2 2Q2021 figures are stated in the measuring unit current as of September 30, 2021, calculated as the results for the 9M2021 minus the 1H2021, measure in such unit.

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447
C1104BAB – City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

 Results for the quarter and nine-month period
 ended on September 30, 2021

D. Tables

a.
Consolidated Statement of Income

	3Q 2021	3Q 2020
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.

Revenues	13,297,222	13,843,395
Cost of sales	(6,935,038)	(5,514,677)
Gross income	6,362,184	8,328,718

Administrative and selling expenses	(1,145,007)	(915,001)
Other operating income	1,856,525	2,465,229
Other operating expenses	(1,422,786)	6,997
Property, plant, and equipment impairment	-	-
Operating income	5,650,916	9,885,943

(Loss) Gain on net monetary position	(219,553)	491,351
Finance income	264,280	1,413,358
Finance expenses	(2,102,551)	(6,742,122)
Share of the profit of associates	163,678	154,624
Income before income tax	3,756,770	5,203,154
Income tax for the period	(1,067,987)	(1,716,279)
Net income for the period	2,688,783	3,486,875
Net total comprehensive income for the period	2,688,783	3,486,875

Attributable to:
-Equity holders of the parent	2,660,846	3,464,289
-Non-controlling interests	27,937	22,586
	2,688,783	3,486,875

Earnings per share:
Basic and diluted (Ps.)	1,77	2,30

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447
C1104BAB – City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

 Results for the quarter and nine-month period
 ended on September 30, 2021

	9M 2021	9M 2020
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.

Revenues	39,013,126	39,480,642
Cost of sales	(20,574,804)	(16,806,722)
Gross income	18,438,322	22,673,920

Administrative and selling expenses	(2,927,776)	(2,896,340)
Other operating income	8,443,318	14,128,826
Other operating expenses	(2,047,517)	(566,707)
Property plant and equipment and intangible assets impairment	(4,260,334)	(2,054,624)
Operating income	17,646,013	31,285,075

Gain on net monetary position	28,912	1,287,816
Finance income	603,740	3,927,860
Finance expenses	(13,744,668)	(22,327,630)
Share of the profit of associates	(600,613)	102,133
Income before income tax	3,933,384	14,275,254
Income tax for the period	(5,291,852)	(5,540,616)
Net (loss) income for the period	(1,358,468)	8,734,638
Net total comprehensive (loss) income for the period	(1,358,468)	8,734,638

Attributable to:
-Equity holders of the parent	(1,420,778)	8,679,506
-Non-controlling interests	62,310	55,132
	(1,358,468)	8,734,638

Earnings per share:
Basic and diluted (Ps.)	(0,94)	5,77

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447
C1104BAB – City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

 Results for the quarter and nine-month period
 ended on September 30, 2021

b.
Consolidated Statement of Financial Position

	As of September 30, 2021	As of December 31, 2020
	Unaudited, subject to limited review according to rule ISRE 2410	Audited
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant, and equipment	106,260,194	108,452,454
Intangible assets	6,222,683	9,236,580
Investment in associates	5,659,014	6,387,732
Trade and other receivables	30,618,698	40,265,700
Other non-financial assets	254,607	663,035
Inventories	546,373	901,349
Deferred tax asset	1,051,052	134,739
	150,612,621	166,041,589
Current assets
Inventories	674,852	1,101,451
Other non-financial assets	1,025,068	1,233,116
Trade and other receivables	23,055,307	25,659,189
Other financial assets	16,663,264	19,278,621
Cash and cash equivalents	275,593	381,699
	41,694,084	47,654,076
Property, plant, and equipment available for sale	-	3,231,455
Total assets	192,306,705	216,927,120

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	35,647,985	35,647,985
Legal reserve	5,728,456	5,256,504
Voluntary reserve	75,364,040	66,396,960
Other equity accounts	(2,692,796)	(2,692,796)
Retained earnings	(1,413,240)	9,446,570
Equity attributable to shareholders of the parent	114,148,467	115,569,245
Non-controlling interests	131,179	175,743
Total Equity	114,279,646	115,744,988

Non-current liabilities
Other non-financial liabilities	5,453,188	7,196,183
Other loans and borrowings	35,628,599	42,244,490
Compensation and employee benefits liabilities	447,528	430,886
Provisions	45,403	62,184
Deferred income tax liabilities	14,561,687	12,326,076
	56,136,405	62,259,819

Current liabilities
Trade and other payables	4,106,810	3,486,254
Other non-financial liabilities	3,839,789	3,083,194
Other loans and borrowings	11,413,986	27,562,044
Compensation and employee benefits liabilities	1,226,463	1,395,490
Income tax payable	1,274,960	3,347,594
Provisions	28,646	47,737
	21,890,654	38,922,313
Total liabilities	78,027,059	101,182,132
Total equity and liabilities	192,306,705	216,927,120

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447
C1104BAB – City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

 Results for the quarter and nine-month period
 ended on September 30, 2021

c.
Consolidated Statement of Cash Flow

	9M 2021	9M 2020
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the period before income tax	3,933,284	14,275,254

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant, and equipment	5,010,402	3,440,136
Amortization of intangible assets	2,146,566	2,397,503
Property, plant and equipment and intangible assets impairment	4,260,334	2,054,624
Sale of Property, plant and equipment result	1,093,669	-
Discount of trade and other receivables and payables, net	(187,567)	32,839
Interest earned from customers	(2,651,478)	(3,328,858)
Commercial and fiscal interests lost	566,226	509,426
Financial income	(603,740)	(3,927,860)
Financial expenses	13,744,668	22,327,630
Share of the profit of associates	600,613	(102,133)
Stock-based payments	-	2,128
Movements in provisions and long-term employee benefit plan expenses	178,089	148,277
Foreign exchange difference for trade receivables	(5,601,329)	(10,767,383)
Loss on net monetary position	(738,572)	(11,522,065)

Working capital adjustments:
Decrease in trade and other receivables	1,355,658	14,981,087
Decrease in other non-financial assets and inventories	151,149	404,287
Decrease in trade and other payables, other non-financial liabilities, and liabilities from employee benefits	(3,349,205)	(9,650,899)
	18,718,874	21,273,993
Commercial and fiscal interests paid	(566,226)	-
Interest received from customers	2,599,253	3,078,280
Income tax paid	(3,991,506)	(4,762,818)
Net cash flows provided by operating activities	16,760.395	19,589,455

Investing activities
Purchase of property, plant, and equipment	(4,734,508)	(12,919,996)
Sale of property, plant, and equipment	3,307,763	-
Dividends received	128,090	193,088
Sale of other financial assets, net	(2,966,148)	(6,269,806)
Net cash flows used in investing activities	(4,264,803)	(18,996,714)

Financing activities
Banks and investment accounts overdrafts received (paid), net	(319,192)	(3,328,189)
Loans paid	(8,669,748)	(1,891,165)
Loans received	-	5,659,105
Interests and other loan costs paid	(3,463,073)	(3,307,608)
Dividends paid	(106,874)	(87,595)
Net cash flows used in financing activities	(12,558,887)	(2,955,452)

(Decrease) in cash and cash equivalents	(63,295)	(2,362,711)
Exchange difference and other financial results	80,808	377,769
Monetary results effect on cash and cash equivalents	(123,619)	(269,029)
Cash and cash equivalents as of January 1	381,699	2,785,396
Cash and cash equivalents as of September 30, 2021	275,593	531,425

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447
C1104BAB – City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

 Results for the quarter and nine-month period
 ended on September 30, 2021

E. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s Third Quarter 2021 results on November 10, 2021, at 10.00 AM Eastern Time.

The conference will be hosted by Mr. Fernando Bonnet, Chief Executive Officer, and Enrique Terraneo, Chief Operating Officer. To access the conference call, please dial:

Participants (Toll Free): +1-888-506-0062
International Participants: +1-973-528-0011
Participant Access Code: 690294

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

 You may find additional information on the Company at:

●
http://investors.centralpuerto.com/
●
www.sec.gov
●
www.cnv.gob.ar

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447
C1104BAB – City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

 Results for the quarter and nine-month period
 ended on September 30, 2021

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

●
“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,

●
“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

●
“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

●
“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

●
“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 440;

●
“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

●
“p.p.”, refers to percentage points;

●
“PPA” refers to power purchase agreements.

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447
C1104BAB – City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

 Results for the quarter and nine-month period
 ended on September 30, 2021

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov )

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation, and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors, and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

●
Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;
●
Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;
●
Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;
●
although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;
●
although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and
●
other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447
C1104BAB – City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com

 Results for the quarter and nine-month period
 ended on September 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 9, 2021	By:	/s/ ENRIQUE TERRANEO
	Name:	Enrique Terraneo
	Title:	Attorney-in-Fact

Av. Thomas Edison 2701	Tel (+54 11) 4317 5000 ext. 2447
C1104BAB – City of Buenos Aires	inversores@centralpuerto.com
Republic of Argentina	www.centralpuerto.com